Mercurius Biorefining, Inc. and Subsidiaries

Consolidated Financial Statements with
Independent Accountant's Review Report

Years Ended December 31, 2017 and 2016

Larson Gross

Mercurius Biorefining, Inc. and Subsidiaries

Contents

Larson Gross

Independent Accountant's Review Report

To the Stockholders
Mercurius Biorefining, Inc. and Subsidiaries
Ferndale, Washington

We have reviewed the accompanying consolidated financial statements of Mercurius Biorefining, Inc. and Subsidiaries (collectively, the Company), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Larson Gross PLLC

Bellingham, Washington
September 25, 2018

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Mercurius Biorefining, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2017 and 2016

(See Independent Accountant's Review Report)

Assets

		2017		2016
Current assets				
Cash	$	9,284	$	33,033
Deferred tax assets		71,200		88,800
Total assets	$	80,484	$	121,833

Liabilities and Stockholders' Equity (Deficit)

		2017		2016
Current liabilities				
Accounts payable	$	17,050	$	6
Accrued liabilities		2,104		4,044
Due to related party		338,052		287,618
Total current liabilities		357,206		291,668
Contingencies (Note 7)				
Stockholders' equity (deficit)				
Preferred stock, no par value, 50,000,000 shares authorized, no shares issued and outstanding		-		-
Common stock, no par value, 100,000,000 shares authorized, 5,688,400 shares issued and outstanding		-		-
Retained deficit		(272,462)		(167,851)
Noncontrolling interest		(4,581)		(1,632)
Accumulated other comprehensive income (loss) - Foreign currency translation adjustment		321		(352)
Total equity (deficit)		(276,722)		(169,835)
Total liabilities and stockholders' equity (deficit)	$	80,484	$	121,833

The accompanying notes are an integral part of these financial statements.

Mercurius Biorefining, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2017 and 2016

(See Independent Accountant's Review Report)

	2017	2016
Operating expenses		
Professional fees	$ 55,825	$ 14,338
Wages and benefits	24,092	11,185
Research and development	11,263	84,867
Travel and entertainment	10,508	4,357
Taxes and licenses	10,433	1,732
Office	3,803	2,281
Rent expense	1,125	1,688
Total operating expenses	117,049	120,448
Loss from operations	(117,049)	(120,448)
Other income	27,089	134,509
Income (loss) before provision for federal income tax	(89,960)	14,061
Provision for federal income tax expense		
Current	-	-
Deferred income tax expense	17,600	4,900
Total provision for federal income tax expense	17,600	4,900
Net income (loss)	(107,560)	9,161
Less: Net loss attributable to noncontrolling interest	2,949	66
Net income (loss) attributable to Mercurius Biorefining, Inc.	$ (104,611)	$ 9,227

Mercurius Biorefining, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

Years Ended December 31, 2017 and 2016

(See Independent Accountant's Review Report)

		2017		2016
Net income (loss)	$	(107,560)	$	9,161
Other comprehensive income - foreign currency translation gain		673		83
Total comprehensive income (loss)		(106,887)		9,244
Comprehensive (income) loss attributable to noncontrolling interest		2,276		(17)
Total comprehensive income (loss) attributable to Mercurius Biorefining, Inc.	$	(104,611)	$	9,227

Mercurius Biorefining, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity (Deficit)

Years Ended December 31, 2017 and 2016

(See Independent Accountant's Review Report)

	Retained Earnings (Deficit)	Noncontrolling Interest	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance - December 31, 2015	$ (177,078)	$ (1,566)	$ (435)	$ (179,079)
Net income (loss)	9,227	(66)	-	9,161
Foreign currency translation adjustment gain	-	-	83	83
Balance - December 31, 2016	(167,851)	(1,632)	(352)	(169,835)
Net loss	(104,611)	(2,949)	-	(107,560)
Foreign currency translation adjustment gain	-	-	673	673
Balance - December 31, 2017	$ (272,462)	$ (4,581)	$ 321	$ (276,722)

Mercurius Biorefining, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and 2016

(See Independent Accountant's Review Report)

	2017	2016
Cash flows from operating activities		
Net income (loss)	$ (107,560)	$ 9,161
Adjustments to reconcile net income (loss) to net cash		
provided (used) by operating activities:		
Deferred income tax expense	17,600	4,900
Decrease in current assets		
Accounts receivable	-	48,519
Increase (decrease) in current liabilities		
Accounts payable	17,044	(31,148)
Accrued liabilities	(1,940)	1,465
Net cash provided (used) by operating activities	(74,856)	32,897
Cash flows from financing activities		
Net change in payables due to related party	50,434	(605)
Net cash provided (used) by financing activities	50,434	(605)
Net increase (decrease) in cash	(24,422)	32,292
Effect of exchange rates on foreign currency translation	673	83
Cash - beginning of year	33,033	658
Cash - end of year	$ 9,284	$ 33,033

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Business – Mercurius Biorefining, Inc. and Subsidiaries (collectively, the Company) is in the research and development stage of producing a wide range of biomaterials, with a focus on drop-in biofuels for aviation and diesel engines, as well as related bio-products. The Company has not commenced its principal operations, and its present condition is characterized by significant expenditures on researching and developing biomaterials and legal fees from obtaining patents for such biomaterials. The accompanying financial statements do not reflect the Company's planned principal operations, in which the focus is intended to operate biorefineries and sell biomaterials to customers. The Company's activities are subject to significant risks and uncertainties, including failing to secure customers to purchase biomaterials. The Company is located in Ferndale, Washington and Sydney, Australia.

Consolidated financial statements – The accompanying consolidated financial statements include the accounts of Mercurius Biorefining, Inc. (the Corporation), its wholly owned subsidiary, Mercurius Biofuels, LLC (Biofuels, LLC), and its majority owned subsidiary, Mercurius Australia Pty Ltd. (Australia Ltd.). All significant intercompany transactions have been eliminated.

Cash – The Company maintains its cash in bank accounts that may exceed federally insured limits at times during the year. The Company has not experienced any losses in these accounts, and management does not believe it is exposed to any significant risk.

Accounts receivable – Accounts receivable are recorded in the Company's consolidated balance sheets at their net realizable value. Net realizable value is equal to the gross amount of receivables less an estimated allowance for doubtful accounts. Management of the Company bases its estimate of doubtful accounts on several factors. These factors include the Company's prior experience collecting receivables, the aging of the receivables at year end, the debtor's ability to repay the amount owed, and management's appraisal of current economic conditions. The Company considers all accounts receivable to be fully collectible; therefore, no allowance for doubtful accounts has been established. The Company does not require collateral on accounts receivable. The Company had no outstanding accounts receivable at December 31, 2017 or 2016.

Revenue recognition – As the Company has not yet commenced its principal operations, no revenue has been recorded for the years ended December 31, 2017 and 2016. Income recorded in other income consists of grants from governmental agencies and universities. Grant income is recognized when earned from grant-approved expense reimbursements.

Research and development expenses – Research and development costs are charged to operations as incurred. Research and development expenses for the years ended December 31, 2017 and 2016 totaled $11,263 and $84,867, respectively.

Federal income taxes – Deferred income taxes are provided for temporary differences in the basis of assets and liabilities for book and tax purposes using enacted tax rates in effect for the year in which these differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Note 1 – Summary of Significant Accounting Policies – (Continued)

Federal income taxes (Continued) – Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The financial statements are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Australia Ltd. is incorporated in Australia and files an Australian company tax return. Foreign tax expense attributed to Australia Ltd. is required to be included in other income and expense in the consolidated statements of operations. Australia Ltd. had no income tax expense for the years ended December 31, 2017 and 2016.

Foreign currency translation – The functional currency of Australia Ltd. is its local currency, the Australian dollar. The Company translates all assets and liabilities to U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenues and expenses are translated using the average exchange rate for the period. Gains and losses resulting from the translation of the foreign subsidiary's financial statements are reported as a component of accumulated other comprehensive income (loss). Net gains and losses resulting from foreign exchange transactions, if any, are recorded on the consolidated statements of operations.

Use of estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and affect the reported amounts of revenues and expenses during the reporting period. Significant estimates include whether to establish a valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Subsequent events – In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 25, 2018, the date the financial statements were available to be issued.

Note 2 – Leases

Biofuels, LLC rents additional office space on a short term basis from various companies on an as needed basis.

Rent expense totaled $1,125 and $1,688 for the years ended December 31, 2017 and 2016, respectively.

Note 3 – Federal Income Tax

The components of the Company's deferred tax assets are as follows at December 31:

	2017	2016
Deferred tax asset:		
Net operating loss carry-forward	$ 70,100	$ 87,100
Investment in Mercurius Biofuels, LLC	1,100	1,700
Total deferred tax assets	$ 71,200	$ 88,800

Deferred tax assets are reflected on the Company's consolidated balance sheets as noncurrent in accordance with FASB Accounting Standards Codification Topic 740. At December 31, 2017, the Company has a net operating loss carryforward totaling approximately $334,000 available to offset future taxable income for federal tax reporting purposes. Tax returns for the years 2012 through 2017 remain subject to examination by major tax jurisdictions. There were no interest and penalties paid by the Company during the years ended December 31, 2017 and 2016 related to the filing of the corporate income tax returns.

The reconciliation of income taxes computed at the federal statutory rate to total income taxes is as follows for the years ending December 31:

	2017	2016
Income tax computed at federal statutory rates	$ (30,600)	$ 4,800
Effect of change in federal statutory rate	44,200	$ -
Other	4,000	100
Total income tax provision	$ 17,600	$ 4,900

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act tax reform legislation. This legislation makes significant changes in U.S. tax law including a reduction in the corporate tax rates, changes to net operating loss carryforwards and carrybacks, and a repeal of the corporate alternative minimum tax. The legislation reduced the highest U.S. corporate tax rate from the current rate of 34% to 21%, effective January 1, 2018. As a result of the enacted law, the Company was required to revalue deferred tax assets and liabilities at the enacted rate. This revaluation resulted in an additional deferred expense of approximately $44,200 to income tax expense in continuing operations and a corresponding decrease in the net deferred tax assets. The other provisions of the Tax Cuts and Jobs Act did not have a material impact on the financial statements for the year ended December 31, 2017.

Note 4 – Variable Interest Entities

FASB Accounting Standards Codification Topic 810 requires the consolidation of certain "variable interest entities." In general, a variable interest entity (VIE) is a legal entity that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (ii) has a group of equity owners that are unable to direct the activities of the entity that most significantly impact its economic performance, or (iii) has a group of equity owners that do not have the obligation to absorb losses or right to receive returns generated by the entity.

The following entities have been identified as variable interest entities that are required to be consolidated with Mercurius Biorefining, Inc. (the Corporation) under these rules:

Mercurius Biofuels, LLC – The Corporation began its involvement with Mercurius Biofuels, LLC (Biofuels, LLC) upon the Corporation's inception in 2009. Biofuels, LLC is wholly owned by the Corporation and performs research and development activities within the United States.

Mercurius Australia Pty Ltd. – The Corporation began its involvement with Mercurius Australia Pty Ltd. (Australia Ltd.) upon Australia Ltd.'s inception in 2012. Australia Ltd. facilitates the Company's activities within the country of Australia. The Corporation is the majority owner of Australia Ltd.

Note 5 – Related Party Transactions

Related party transactions, nature of the relationships and balances at December 31 are as follows:

	2017	2016
Mercurius Biorefining, Inc.		
Due to Karl Seck, majority stockholder, due on demand	$ 152,001	$ 152,001
Mercurius Biofuels, LLC		
Due to Karl Seck, majority stockholder, due on demand	$ 186,051	$ 135,617
Rent expense to Karl Seck	$ -	$ 6,900

Note 6 – Concentration of Grant Income

The Company received grant income from one government agency during the years ended December 31, 2017 and 2016. There were no accounts receivable related to the government agency at December 31, 2017 or 2016.

Note 7 – Contingencies

The Company has a contract with the Department of Energy (DOE) whereby the Company is reimbursed 50% for certain costs. The contract, which began in 2013, is subject to audit by the DOE as to allowable costs paid with governmental funds and as to the share of costs contributed by the Company. The Company's requests for reimbursement of 2017 expenses has not been reimbursed by the DOE as the DOE is in the initial stages of auditing reimbursements paid to the Company. The Company could be liable for as much as the full amount received from the DOE, if under audit, the DOE were to determine that costs submitted for reimbursement were disallowed.

The Company also has a contract with an education institution whereby the education institution invoices the Company for costs incurred with a pilot plant project. To the extent the Company receives reimbursement from the DOE, the Company is then liable to pay the education institution. Education institution payables of approximately $41,000 are not recorded as liabilities pending receipt of reimbursement from the DOE.

Note 8 – Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, "Revenue from Contracts with Customers", which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 and subsequent amendments outline a five-step process for revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards, and also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Major provisions include determining which goods and services are distinct and represent separate performance obligations, how variable consideration (which may include change orders and claims) is recognized, whether revenue should be recognized at a point in time or over time and ensuring the time value of money is considered in the transaction price. This guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. Application is required for annual periods beginning after December 15, 2018. The Company continues to evaluate the impact of the new accounting guidance on its financial statements.